NEWS RELEASE

Crosshair Announces Initial Uranium Resource at Juniper Ridge

January 12, 2012	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Energy Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) is pleased to announce the results of the initial independent National Instrument (NI) 43-101 Mineral Resource estimate on the Juniper Ridge Project, in southern Wyoming.  The estimate includes a total indicated resource of 5.2 million pounds of uranium oxide, using a grade thickness (GT) cut-off of 0.1%-ft (see Table 1 for tonnage and grade details).

“We are very excited about this initial resource estimate, which will be used as a basis for our upcoming Preliminary Economic Assessment” says Stewart Wallis, President of Crosshair.  “With 120,000 feet of drilling planned for 2012, we are confident that we will be able to add to these already impressive numbers. Based on the historical drilling there is a potential for 7 to 10 million pounds of U3O8 (5.2 million tons at 0.067% U3O8 to 9.2 million tons at 0.054% U3O8).”  The potential quantity and grade is conceptual in nature, as drill hole density is insufficient to currently define the increased resource and it is uncertain if further drilling will result in an increase in the mineral resources.

Table 1 Juniper Ridge Mineral Resource Estimate, as of January 11, 2012
PROJECT TOTAL	GT Cut-off (%-ft)
Indicated Resource	0.1	0.25	0.5
Pounds eU3O8	5,208,000	4,665,000	3,401,000
Tons	4,140,000	3,087,000	2,035,000
Average Grade % eU3O8	0.063	0.076	0.084

Juniper Ridge West	GT Cut-off (%-ft)
Indicated Resource	0.1	0.25	0.5
Pounds eU3O8	840,000	758,000	601,000
Tons	635,000	487,000	340,000
Average Grade % eU3O8	0.066	0.078	0.088

Juniper Ridge East	GT Cut-off (%-ft)
Indicated Resource	0.1	0.25	0.5
Pounds eU3O8	4,368,000	3,907,000	2,800,000
Tons	3,505,000	2,600,000	1,695,000
Average Grade % eU3O8	0.062	0.075	0.083

The Juniper Ridge Property, consisting of 197 Federal lode mineral claims and one state mineral lease, is located six miles west of Baggs, in south central Wyoming.

Uranium mineralization occurs within an aeolian stratigraphic unit of the Miocene Browns Park Formation, consisting of tuffaceous, feldspathic sandstone. Uranium mineralization at Juniper Ridge is very similar to the Maybell Mine; a past producer located 50 miles to the south in Northwest Colorado. Two areas of mineralization occur within the project area, separated by less than 2 miles, herein referred to as Juniper Ridge East and Juniper Ridge West. Mineralization within these two areas occurs at an average depth of approximately 100 feet.

Resource Estimate Details

The resource estimate for the Juniper Ridge Project is based on results from 400 Crosshair drill holes, totaling 78,287 ft. drilled in 2011, and 2,167 historic drill holes, totaling 326,760 ft. drilled between the mid-1970s and 1985 by Urangesellschaft USA Inc. (UG) and Agip Mining Inc. (Agip). Drill data for the historic holes consisted of radiometric equivalent data (%eU3O8) collected and compiled by UG and Agip. Data from the 400 drill holes completed by Crosshair consists of radiometric equivalent data (%eU3O8) obtained by conventional gamma logging and Century Wireline Services’ uranium spectrographic analysis tool (USAT). The USAT data is considered to be a more accurate tool for determining the uranium content than the conventional gross gamma tools in situations where the uranium may not be in equilibrium.  Gross gamma tools measure total gamma radiation and may measure daughter products that are not directly related to the in-situ uranium content.  The use of the USAT tool reduces the need for chemical assays to determine that the uranium is in equilibrium, as it directly measures Protactinium 234, the second daughter element after Uranium 238. Century Wireline Services, based in Tulsa, OK, is independent of Crosshair.

The mineral resource was estimated in two dimensions based on the sum of GT, by hole, meeting the cut-off criteria.  The cut-off criteria applied included a minimum radiometric equivalent grade of 0.02% eU3O8 and a minimum thickness of 2 feet to account for mine dilution and a predetermined grade thickness. Table 1 tabulates three resource estimates based on different minimum grade thicknesses (0.1, 0.25, and 0.5%-ft). Based on the estimated costs of a typical open pit-heap leach scenario and a US$70 per pound long term price of uranium, the 0.1 cut-off was accepted as most appropriate.  Drill data reflecting the thickness, grade (%eU3O8), and GT (product of grade times thickness) were summed for all intercepts meeting cut-off criteria by hole. GT and thickness were then contoured using standard algorithms based upon the geological interpretation of the deposit. From the contoured GT ranges, the contained pounds of uranium were calculated by multiplying the measured areas by GT and density. Similarly, the total tonnage was calculated by contouring thickness and multiplying by area to obtain cubic feet, then converting to tonnage by applying the density factor. Tonnage by GT range was estimated based on the ratio of GT areas to total tonnage and the results summed. A density factor of 16 cubic feet per ton was utilized in the mineral resource calculation.

The primary resource calculation method utilized in this report is the Grade Thickness (GT) contour method which complies with the best practice guidelines specific to uranium for the estimation of mineral resources and mineral reserves adopted by the CIM November 23, 2003.  The classification of the resources is consistent with the CIM definitions referred to in NI 43-101.

Doug Beahm, P.E., P.G., President of BRS Inc., and a Qualified Person as defined by NI 43-101, is responsible for this Mineral Resource estimate and has reviewed and approved the technical data contained in this news release. Mr. Beahm is independent of Crosshair Energy Corporation. This NI 43-101 compliant estimate will be filed in a Technical Report on SEDAR within 45 days. Crosshair is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

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About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.  Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has the potential to be mined using in-situ recovery methods. The CMB Uranium/Vanadium Project and the CMB JV Uranium Project are located in Labrador, Canada and have four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairenergy.com.

ON BEHALF OF THE BOARD
Mark J. Morabito"
Executive Chairman

T: 604-681-8030
F: 604-681-8039
E: info@crosshairenergy.com
www.crosshairenergy.com

For Investor Relations, please call:
Bevo Beaven
720-932-8300

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things, the mineral resource estimate, an increase in the mineral resource estimate, the completion of a Preliminary Economic Assessment and the exploration potential of the Company’s properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statement.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.
National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

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